

May 19, 2014

Via Email
Steven Wolosky, Esq.
Olshan Frome & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

Re: **Darden Restaurants, Inc.**
       Preliminary Proxy Statement filed on Schedule 14A
       Filed on May 2, 2014 Starboard Value LP, Starboard Value and Opportunity
       Master Fund Ltd., Starboard Value and Opportunity S LLC, Starboard Value and
       Opportunity C LP, Starboard Leaders Delta LLC, Starboard Leaders Fund LP,
       Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP
       LLC, Starboard Value A LP, Starboard Value A GP LLC, Starboard Value R LP ,
       Starboard Value R GP LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld,
       Bradley D. Blum, Charles Stonsteby, Robert Mock, and Craig Miller, ("Starboard
       et al")
       Soliciting Materials on Schedule 14A
       Filed May 14, 2014
       Filed by Starboard et al
       File No. 1-13666

Dear Mr. Wolosky:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please include information as of the most reasonable practicable date and fill in all blanks. For example, revise to update information required by Item 5(b) of Schedule 14A, inclusive of updated information related to any additional filing persons who are added.

2.   Refer to the press release issued by the company on May 16, 2014 announcing the sale of Red Lobster to Golden Gate Capital. Please revise your proxy statement to prominently disclose at the forefront that the company has reached a definitive agreement that is not subject to shareholder approval and that a vote against the proposals will not be binding and would not necessarily result in the company unwinding the transaction with Golden Gate Capital.

3.   Given that there is now a specific and tangible transaction planned, please revise your proxy statement throughout to address (i) why you are choosing to move forward with the solicitation to call a Special Meeting and (ii) what you believe are the benefits and/or disadvantages of the Red Lobster/Golden Gate Capital transaction. Please ensure your opinions are identified as opinions and are reasonably objectively supportable. We may have further comment.

The Shareholders' Say on the Red Lobster Proposal, page 5

4.   Please clarify whether Starboard will contest the annual meeting irrespective of the results of the non-binding vote or any actions taken by the company.

5.   Please revise to unbundle the transaction proposals such that shareholders are given the opportunity to provide their non-binding voting preference with regard to a separation transaction versus a spin-off transaction. We may have further comment.

Solicitation of Requests, page 17

6.   We note that Starboard intends to seek reimbursement for the expenses associated with the solicitation. Revise to clarify the circumstances in which you will seek reimbursement. For example, will you seek reimbursement even if your solicitation is unsuccessful (i.e., a majority of shareholders do not vote against the proposals or the company does not seek shareholder approval of the transaction prior to closing on the transaction)?

7. Given the statements by the company that the closing of the transaction is not contingent upon the results of the Special Meeting, prominently highlight why you believe it is appropriate for the Starboard participants to seek reimbursement from the company for the current solicitation. Specifically, please explain why the participants believe that the expense associated with the Special Meeting solicitation is a justifiable alternative to a solicitation with respect to only the election of directors at the annual meeting

8. We note that you plan on soliciting requests in person, by mail, advertisement, telephone, telecopier, or the internet. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting requests must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

9. Further to our comment above. Please inform us of whether you also plan to solicit requests via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

Additional Soliciting Materials filed May 14, 2014

10. Referencing applicable state law and/or the constitutive documents of the company, please provide supplementally your analysis of when the Special Meeting must be called and/or convened under state law after the delivery of written consents and/or certification of the results.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       You may contact me at (202) 551-3757 if you have any questions regarding our comments.

               Sincerely,

               /s/ Mellissa Campbell Duru

               Mellissa Campbell Duru
               Special Counsel
               Office of Mergers and Acquisitions